November 30, 2008

CONFIDENTIAL

Tollgrade Communications, Inc.
493 Nixon Road
Cheswick, PA 15024
Attention: Mr. Joseph A. Ferrara, President & Chief Executive Officer

Dear Joe:

Bradford Capital Partners (“BCP”) is disappointed that the Board of Directors of Tollgrade Communications, Inc. (the “Company”) has chosen to not constructively engage BCP in discussions on BCP’s indication of potential interest in acquiring the Company, as delivered on November 18, 2008. You have communicated that the Board’s decision to not engage in any discussions at this time is based on (a) the management team’s current focus on executing the new business plan disclosed during the Company’s Third Quarter Earnings Conference Call on October 23, 2008 and (b) the Board’s belief in a future of Tollgrade as an independent public company.

We believe, however, that, with the exception of the financial engineering tactic related to the share repurchase, the strategic direction briefly outlined during the October 23 conference call is not appreciably different from the strategy the Company has been pursuing for the last several years. Further, we believe that strategy for advancing the business, predicated on creation of new software products and partnerships, could take an unacceptably long time to effect and offers uncertain prospects for success, based on Tollgrade’s history. In our view, this status quo is unsustainable. As a publicly-held company, Tollgrade’s share price has declined by 72% over the last five years and by 39% in 2008 alone, despite a recent rise of 62% that we suspect is unrelated to business fundamentals. Based on recent guidance, 2008 revenues of $55 million to $58 million will be 25% to 29% below pro forma 2007 revenues of $77.7 million. As we have indicated in our November 18 letter and in our meetings with you on November 14, 18 and 24, BCP believes that Tollgrade’s Board of Directors should reconsider seriously its recent decision to operate as an independent public company and should pursue instead the sale of the Company to provide liquidity for its shareholders.

BCP has the financial resources to acquire Tollgrade and allow it to operate as a privately-held enterprise with a long-term focus, serving its customers and providing opportunities for its employees. As stated in the November 18 letter, based on the considerable research and analysis we have undertaken, BCP is prepared to discuss an offer to enter into a transaction that would result in each Tollgrade shareholder receiving between $5.50 and $6.00 per share, subject to confirmatory due diligence and negotiation and execution of a mutually acceptable definitive acquisition agreement. This valuation assumes that cash balances net of share repurchases remain essentially at the levels set forth in the Company’s most recent quarterly filing on Form 10-Q. At the mid-point of this range, this price equates to a 41% premium over the average closing prices during the last 60 calendar days. We believe this price and liquidity would be viewed as an attractive proposition by many of the current shareholders of Tollgrade.

Tollgrade Communications, Inc.
November 30, 2008

As we are sure you appreciate, time is of the essence with this proposal. We and our advisors are prepared to work together promptly with the Board to explore making this transaction work for both BCP and Tollgrade’s other shareholders. As a next step, BCP requests that you schedule further meetings with us, our advisors, and your advisors to identify issues that must be resolved and to work together to solve these issues. As soon as practicable thereafter, we request an audience with the senior management team and access to all business and financial information, updated for current results, that was made available during the recently-completed comprehensive strategic review process. We are confident that commitments for the necessary financing also could be obtained quickly and in conjunction with our due diligence review. If we work together cooperatively to finalize a transaction, we believe that the shareholders could receive liquidity for their shares as early as the first quarter of 2009.

We view this proposal to be of significance to Tollgrade shareholders and our intention is to publicly release this letter tomorrow morning. This letter represents an expression of our interest in a transaction, but unless and until a mutually acceptable definitive acquisition agreement has been executed and delivered by BCP and Tollgrade, there will be no agreement between the parties regarding any acquisition by BCP of Tollgrade.

We are enthusiastic about the opportunity to work with Tollgrade and its management, and look forward to further discussions. In order to move forward with this proposal, please respond by the end of the day on Monday, December 1, 2008 with firm times available for us to meet. Depending on your response, BCP reserves the right to undertake any and all steps to ensure that Tollgrade’s shareholders are afforded the opportunity to realize the value and liquidity contained in our proposal.

If you would like to discuss any of the matters raised in this letter, please do not hesitate to call me. We look forward to your favorable reply.

Sincerely,

BRADFORD CAPITAL PARTNERS,

By: BCP Investment LLC, its general partner

By: _________________________________
Name: Martin J. Calihan, Authorized Agent